Exhibit2
For Immediate Release:

CanWest Launches New FM Station in Scotland

Original 106fm in Aberdeen to serve the northeast region of Scotland

TORONTO, Ontario - Friday, October 27, 2007 – CanWest Global Communications Corp. today announced that it has expanded its presence in the United Kingdom radio market with the launch of Original 106fm in Aberdeen, Scotland.

Broadcasting from its studios in the Tullos area of Aberdeen, Original 106fm is a 24-hour, locally produced music and news service, targeting the more mature adult listeners in Aberdeen and the surrounding area, a major coastal commercial centre in northeast Scotland.

“We recognized there was a clear gap in the commercial radio arena for a locally focused music service targeting adults in Scotland’s northeast,” said Tom Strike, President, Corporate Development & Strategy Implementation, CanWest Global Communications Corp.. “Original 106fm is truly a local service focused on local issues and tastes, and we’re confident it will quickly become a welcomed, competitive choice for listeners and advertisers in the Aberdeen region.”

Original 106fm Aberdeen is the third radio license awarded to CanWest after it became the first foreign non-European media company to be awarded an FM broadcast license in the United Kingdom.  Its first radio station, Original 106fm Solent, serves the Solent region of the U.K. and its second station, Original 106fm Bristol, successfully launched in May 2007, serving residents of Bristol, England.

In addition to stations in the England and Scotland, CanWest's expanding radio presence includes four radio stations in Turkey.

Original 106fm Aberdeen will begin transmitting at 1:06pmGMT. (9:06amEST) on Sunday, October 28.  Live streaming can also be accessed via their website originalfm.com.

About Original 106fm

“Original” is owned by CanWest MediaWorks UK Ltd. (www.canwest.co.uk) a wholly owned subsidiary of CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols:  CGS and CGS.A). CanWest is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in radio stations and networks, free-to-air and subscription-based television networks, out-of-home advertising and web portals in Canada, Australia, Singapore, Malaysia, Turkey, USA and the United Kingdom.

CanWest Global Communications Corp.

CanWest Global Communications Corp. (TSX: CGS and CGS.A, www.canwestglobal.com)is an international media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, Australia, New Zealand, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information, please contact:

Dervla Kelly
Director, Corporate Communications
CanWest Global Communications
416-442-3807
dekelly@canwest.com